SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                       PACIFIC NORTHWEST PRODUCTIONS INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE$.001 PER SHARE
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                         (Title of Class of Securities)

                                    694685108
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                                 (CUSIP Number)

         Thomas A. Rose, Esq., 1065 Avenue of the Americas, 21st Floor:
                     New York New York 10018; (212) 930-9700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 694685108                  13D                       Page 2 of 5 Pages
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  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Tong Qiang
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS*                     OO
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       China
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   NUMBER OF SHARES       7   SOLE VOTING POWER
                                                                         540,000
                        ----- --------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                                                                0

                        ----- --------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                                                          540,000
                        ----- --------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                                                               0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       540,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           21.6%
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  14   TYPE OF REPORTING PERSON*
                                                        IN
------ -------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Pacific Northwest Productions Inc., a Nevada Corporation (the "Issuer"). The Issuer's principal executive offices are located at 6 Youyi Dong Lu, Han Yuan 4 Lou, Xi'An, Shaanxi Province, China 710054.

Item 2. Identity and Background.

      This statement is being filed by Mr. Tong Qiang ("Mr. Tong"). Mr. Tong's principal occupation is as General Manager of Xi'An Xinxing Property Management, Inc. Mr. Tong's business address is No. 88 Jian Guo lu, Xi'An Shaanxi Province, China, 710054.

      During the past five years, Mr. Tong has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tong is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Tong exchanged all of the shares of common stock which he beneficially owned in Xi'an Tsining Housing Development Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Tsining") for an aggregate of 540,000 shares of the Issuer's Common Stock. On April 21, 2006, the Issuer entered into and closed a share purchase agreement with Tsining and each of Tsining's shareholders (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Issuer acquired all of the issued and outstanding capital stock of Tsining from the Tsining shareholders in exchange for 2,000,000 shares of the Issuer's common stock. As a result of the foregoing, Mr. Tong holds 540,000 shares of the Issuer.

Item 4. Purpose of Transaction.

      As described above, Mr. Tong's acquisition of these shares was part of the Purchase Agreement by which Issuer acquired all of the issued and outstanding capital stock of Tsining from the Tsining shareholders in exchange for 2,000,000 shares of the Issuer's common stock. As part of the completed transaction,
Issuer:

      (i) Accepted the resignations of its officers Deljit Bains and Davinder Bains and elected the executive officers of Tsining to replace them;

      (ii)  Accepted the resignation of Deljit Bains as a director;

      (iii) changed its name to China Housing & Land Development, Inc. ("China Housing");

      (iv) declared and paid an in-kind dividend of its Common Stock whereby each shareholder received seven shares of Common Stock for each share then outstanding;

      (v) sold its business operations, as they existed immediately prior to the closing of the Purchase Agreement, to Deljit Bains.

      Prior to this transaction, Issuer was primarily engaged in developing a business in converting VHS (analog) videotape information to DVD (digital) information. Subsequent to this combination, Issuer is primarily engaged in the development and sale of commercial and residential real estate in China.

Notwithstanding the foregoing transactions, Mr. Tong does not have any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of April 21, 2006, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Tong is 540,000 shares or 21.6%. Mr. Tong has the sole power to vote or dispose of all of his respective shares. Mr. Tong has not effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Tong and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

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Exhibit No.                    Description of Exhibit
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     1      Share Exchange Agreement, dated April 21, 2006, by and among
            Pacific Northwest Productions Inc., Xi'An Tsining Housing Development Co., Ltd. ("Tsining") and the shareholders of Tsining is herein incorporated by reference to Exhibit 10.1 of the Form 8-K filed on April 27, 2006.
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

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 3, 2006                                           /s/ Tong Qiang
                                                      --------------------------
                                                      Tong Qiang